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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of October, 2000
                                         -------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                ------------------------------------

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AMVESCAP PLC
058661
IMMEDIATE RELEASE  27 OCTOBER 1999
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS


1)   NAME OF COMPANY                               AMVESCAP PLC

2)   NAME OF SHAREHOLDER HAVING A                  CHARLES BAUER
     SUBSTANTIAL INTEREST

3)   Please state whether                          NOTIFICATION IS IN RESPECT
     notification indicates                        OF THE SHAREHOLDER NAMED
     that it is in respect of                      IN 2 ABOVE
     holding of the Shareholder
     named in 2 above or in
     respect of a non-beneficial
     interest or in the case of an
     individual holder if it is a
     holding of that person's
     spouse or children under the
     age of 18

4)   Name of the registered holder(s) and,              -
     if more than one holder, the number
     of shares held by each of them.

5)   Number of shares/amount of                         -
     stock acquired

6)   % of issued Class                                  -

7)   Number of shares/amount of stock              1,175,000
     disposed

8)   % of issued Class                             0.17%

9)   Class of security                             ORDINARY SHARES

10)  Date of transaction                           26 OCTOBER 2000

11)  Date company informed                         26 OCTOBER 2000

12)  Total holding following this                  40,925,820
     notification

13)  Total percentage holding of issued            5.89%
     class following this notification

14)  Any additional information price per
     share etc.                                    GIFT TO CHARITY

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15)  Name of contact and telephone                 ANGELA TULLY
     number for queries                            0207-454 3652

16)  Name and signature of authorised              ANGELA TULLY
     company official responsible for              AMVESCAP PLC
     making this notification                      ASSISTANT COMPANY SECRETARY


16)  Date of Notification                                      27 OCTOBER 2000

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  27 October, 2000                  By  /s/ ANGELA TULLY
      ----------------                     ---------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary